EXHIBIT 21.1

Subsidiaries of the Company

1.	Intra-Asia Entertainment Corporation, a Delaware corporation, 100% held by Intra-Asia Entertainment Co., a Nevada company.

2.	Intra-Asia Entertainment (Asia Pacific) Limited, a directly wholly owned subsidiary of the Company and Samoan corporation, 100% hold by Intra-Asia Entertainment Co., a Nevada company.

3.	Intra-Asia Entertainment (China) Limited, a directly wholly-owned subsidiary of the Company and a Hong Kong corporation, 100% hold by Intra-Asia Entertainment Co., a Nevada company.

4.
Oriental Intra-Asia Entertainment (China) Limited, an indirectly wholly-owned subsidiary of the Company and a PRC corporation. Intra-Asia Entertainment (Asia Pacific) Limited and Intra-Asia Entertainment (China) Limited owns 40% and 60% of Oriental Intra-Asia Entertainment (China) Limited, respectively.